[Paul, Hastings, Janofsky & Walker LLP-firm letterhead]

February 7, 2008

VIA EDGAR

Terence O'Brien
Accounting Branch Chief

Tracy Houser
Staff Accountant

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:      Kronos Advanced Technologies, Inc.
         Form 10-KSB for the Fiscal Year Ended June 30, 2007
         Filed September 30, 2007
         Form 10-QSB for the Fiscal Quarter Ended September 30, 2007 File No. 0-30191

Dear Mr. O'Brien and Ms. Houser:

On behalf of Kronos Advanced Technologies, Inc. ("Kronos"), we write in response to the Staff's letter of January 28, 2008 regarding Kronos' Form 10-KSB for the fiscal year ended June 30, 2007 and Form 10-QSB for the fiscal quarter ended September 30, 2007. Kronos' responses to the Staff's requests are provided below based on information received from Kronos and its accountants. We have repeated each of your comments in full and the response to each such comment is noted directly below the quoted comment. As requested, Kronos we will make any changes discussed in future filings.

Terence O'Brien
Tracy Houser
February 6, 2008
Page 2

Form 10-KSB for the Fiscal Year Ended June 30, 2007

Note 2 - Summary of Significant Accounting Policies, page F-7

Intangibles, page F-7

1. In future filings, please revise your disclosure to state the nature of the costs you are capitalizing for your developed patent technology intangible asset and how you determine the amount to capitalize.

Response: In future filings, Kronos will revise its disclosure to state the nature of the costs Kronos is capitalizing for its developed patent technology intangible asset and how Kronos determines the amount to capitalize.

Note 8 - Convertible Notes Payable and Notes Payable, page F-11

2. We note that you have recognized a beneficial conversion feature (BCF) for the initial amount of the notes to AirWorks and RS Properties (subsequently Hilltop). However, we note that you have not recognized a BCF for the note to Gumbinner and Sun, which you note are also convertible into your common stock at $0.0028 per share. Further, it does not appear that you are recognizing a BCF for any additional amounts of the notes to AirWorks and Hilltop based on your disclosure in your September 30, 2007 Form 10-QSB. Please tell us how you are accounting for the conversion feature associated with the note to Gumbinner and Sun and the additions to the notes to AirWorks and Hilltop, including the authoritative literature that supports your position.

Response: Kronos recognized a beneficial conversion feature (BCF) for the initial amount of the notes to AirWorks and RS Properties (subsequently Hilltop). Kronos did not recognize a BCF for the Gumbinner and Sun notes because the notes are not convertible into Kronos common stock until the occurrence of future events outside the control of Sun and Gumbinner (pursuant to the Voting and Support Agreement between the Company and Sun and Gumbinner dated June 19,
2008). According to Paragraph 2 of the Gumbinner and Sun Voting and Support Agreement, "each Security Holder hereby irrevocably and unconditionally agrees that, during the period beginning on the date hereof and ending on the earlier to occur of (Y) the date on which all of the matters set forth in Sections 2(a)(1)-(5) below have been approved by the stockholders of the Company or (Z) August 1, 2008 (the "Expiration Date"), at any meeting of the stockholders of the Company called to vote upon (1) a slate of directors of the Company's board of directors as proposed by AirWorks, (2) adjusting the size of the Company's board of directors such that upon the election of the slate of directors proposed by AirWorks, such directors hold a majority of the seats on the Company's board of directors, (3) approving an amendment to the Company's articles of incorporation to increase the Company's authorized common stock to a number of shares necessary to allow the Lenders to convert the entire amount of the Financing into shares of the common stock of the Company as provided in the Notes and in the Funding Agreement, (4) reincorporating the Company in Delaware and/or (5) a reverse stock split proposed by AirWorks or the Company's board of directors, the approval of any of the foregoing or any rescission or withdrawal of such approval, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval (including written consent) with respect to such actions, each Security Holder shall vote (or cause to be voted) the Subject Shares held by such Security Holder." These contingencies had not been resolved by June 30, 2007 and September 30, 2007, respectively.

Terence O'Brien
Tracy Houser
February 6, 2008
Page 3

Kronos did not recognize a BCF for any additional amounts of the notes to AirWorks and RS Properties (subsequently Hilltop) in Kronos' Financial Statements reported on our September 30, 2007 Form 10-QSB because the AirWorks and Hilltop conversion feature was capped. Kronos, AirWorks and Hilltop amended the original funding agreement by adding Section 5.15 (Conversion Limitation), which states the following: " Prior to December 31, 2007 Airworks and RS Properties may not convert any outstanding principal amount of the AirWorks Note or the RS Properties Note, or any accrued and unpaid interest thereon, to the extent such conversion would require Borrower to issue shares of Common Stock in excess of Borrower's authorized and unissued shares of Common Stock."

Kronos' position is supported by the Emerging Issues Task Force (EITF) Issue No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" Section 13 and EITF Issue No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" Issue 2.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Note 8 - Commitments and Contingencies, page 11

3. In future filings, please include SFAS 5 disclosure for the legal matters with Thompson E. Fehr and Allstate Insurance Company discussed in Item 1 on page 24 of your September 30, 2007 Form 10-QSB and Note 14 in your June 30, 2007 Form 10-KSB. Refer to Instruction 2(ii) of Item 310(b) of Regulation S-B for guidance.

Response: In future filings, Kronos will include SFAS 5 disclosure for the legal matters with Thompson E. Fehr and Allstate Insurance Company.

                     _______________________________________

Terence O'Brien
Tracy Houser
February 6, 2008
Page 4

Kronos acknowledges that:

(1) Kronos is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

(3) Kronos may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing responses, please contact the undersigned or Jared Brandman at (404) 815-2400.

Sincerely yours,

/s/ Reinaldo Pascual

Reinaldo Pascual
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:      Daniel R. Dwight